CLIFFORD CHANCE US LLP Two Manhattan West 375 9th Avenue New York, NY 10001 Tel +1 212 878 8000 Fax +1 212 878 8375 www.cliffordchance.com

July 2, 2024

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549

Attention: Jeff Long, Division of Investment Management, Disclosure Review and Accounting Office

Re:	Aetos Multi-Strategy Arbitrage Fund, LLC (File Nos. 333-270880 and 811-21061), Aetos Distressed Investment Strategies Fund, LLC (File Nos. 333-270882 and 811-21059) and Aetos Long/Short Strategies Fund, LLC (File Nos. 333-270881 and 811-21058)

Dear Mr. Long:

On behalf of our clients, Aetos Multi-Strategy Arbitrage Fund, LLC, Aetos Distressed Investment Strategies Fund, LLC and Aetos Long/Short Strategies Fund, LLC, (each a “Fund,” and collectively, the “Funds”), set forth below are the responses of the Funds to the comments received telephonically from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on June 11, 2024 in connection with the post-effective amendments to the registration statements (each, a “Registration Statement,” and collectively, the “Registration Statements”) for each of the Funds, filed with the SEC on May 31, 2024 and June 4, 2024 on Form N-2, and the financial statements therein, which were incorporated by reference from the certified shareholder reports for each of the Funds, filed with the SEC on April 4, 2024 on Form N-CSR (each, a “Certified Shareholder Report,” and collectively, the “Certified Shareholder Reports”). Below, we provide your comments and the Funds’ responses. To the extent edits to the Certified Shareholder Reports or the Registration Statements are necessary to respond to the comments, they will be reflected in future shareholder reports or a future post-effective amendment to the Registration Statement for each of the Funds. Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statements.

CERTIFIED SHAREHOLDER REPORT

Comment 1.          In accordance with Item 24, Instruction 4(g)(2) to Form N-2, please include a line graph comparing the initial and subsequent account values at the end of each of the most recently completed 10 fiscal years of the Fund (or for the life of the Fund, if shorter).

Response 1. The Funds will include the required disclosure in future shareholder reports.

Jeff Long

July 2, 2024

Comment 2.          Item 4(d) of the certifications to be made pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 requires disclosure of any changes in the registrant's internal control over financial reporting that occurred during the period covered by the report. The Certified Shareholder Report includes such certificate with respect to the registrant's last fiscal half-year. Going forward, please include the correct form of the Item 4(d) certification.

Response 2. The Funds will include the required disclosure in future shareholder reports.

Comment 3.          Item 11(b) in the Certified Shareholder Report states that there were no significant changes in the registrant’s internal control over financial reporting that occurred during the registrant’s last fiscal half-year that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting. Going forward, please make such statement with respect to the period covered by the report in accordance with Form N-CSR.

Response 3. The Funds will include the required disclosure in future shareholder reports.

Comment 4.          The certifications required pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 are signed by the President and Treasurer of the Funds. Going forward, please have the certificates signed by the principal executive officer and principal financial officer in accordance with Form N-CSR.

Response 4. The Funds will update the signatories in future shareholder reports.

Comment 5.          In accordance with Item 24, Instruction 4(f) to Form N-2, the Certified Shareholder Report must contain a statement that the Statement of Additional Information includes additional information about the Managers of the Funds and is available, without charge, upon request at a toll-free telephone number and email address.

Response 5. The Funds respectfully direct your attention to the Table of Contents page of the Certified Shareholder Reports which contains the required disclosure.

*         *         *

Jeff Long

July 2, 2024

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-3495 or Clifford Cone at (212) 878-3180. Thank you.

Best Regards,

/s/ Emily Picard

Emily Picard
Clifford Chance US LLP

cc:	Aetos Alternatives Management, LP
Marc Baum
Scott Sawyer

Clifford Chance US LLP
Leonard B. Mackey, Jr.
Clifford R. Cone
Dennis Morrisroe